SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 03 February, 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

Group income statement

Fourth	Third	Fourth
quarter	quarter	Quarter		Year
2007	2008	2008		2008	2007
$ million				$ million
79,852	103,174	61,477	Sales and other operating revenues	361,143	284,365
			Earnings from jointly controlled entities-
992	1,172	(876)	after interest and tax	3,023	3,135
			Earnings from associates -
157	155	167	after interest and tax	798	697
221	135	170	Interest and other revenues	736	754
81,222	104,636	60,938	Total revenues (Note 4)	365,700	288,951
			Gains on sale of businesses
270	193	156	and fixed assets	1,353	2,487
81,492	104,829	61,094	Total revenues and other income	367,053	291,438

56,313	77,234	49,860	Purchases	266,982	200,766
7,590	7,549	7,427	Production and manufacturing expenses	29,183	25,915
1,518	1,886	732	Production and similar taxes (Note 5)	6,526	4,013
3,020	2,653	2,700	Depreciation, depletion and amortization	10,985	10,579
			Impairment and losses on sale of businesses
872	54	1,616	and fixed assets	1,733	1,679
201	232	239	Exploration expense	882	756
4,212	3,794	3,745	Distribution and administration expenses	15,412	15,371
			Fair value (gain) loss on
459	(1,098)	(1,562)	embedded derivatives	111	7
7,307	12,525	(3,663)	Profit (loss) before interest and taxation	35,239	32,352
408	391	369	Finance costs (Note 6)	1,547	1,393
			Net finance income relating to pensions and
(166)	(153)	(118)	other post-retirement benefits (Note 7)	(591)	(652)
7,065	12,287	(3,914)	Profit (loss) before taxation	34,283	31,611
2,561	4,101	(712)	Taxation	12,617	10,442
4,504	8,186	(3,202)	Profit (loss) for the period	21,666	21,169
			Attributable to:
4,399	8,049	(3,344)	BP shareholders	21,157	20,845
105	137	142	Minority interest	509	324
4,504	8,186	(3,202)		21,666	21,169
			Earnings per share – cents
			Profit (loss) for the period attributable
			to BP shareholders
23.15	42.93	(17.62)	Basic	112.59	108.76
22.65	42.56	(17.62)	Diluted	111.56	107.84

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Group balance sheet

	31 December	31 December
	2008	2007
	$ million
Non - current assets
Property, plant and equipment	103,200	97,989
Goodwill	9,878	11,006
Intangible assets	10,260	6,652
Investments in jointly controlled entities	23,826	18,113
Investments in associates	4,000	4,579
Other investments	855	1,830
Fixed assets	152,019	140,169
Loans	995	999
Other receivables	710	968
Derivative financial instruments	5,054	3,741
Prepayments	1,338	1,083
Defined benefit pension plan surpluses	1,738	8,914
	161,854	155,874
Current assets
Loans	168	165
Inventories	16,821	26,554
Trade and other receivables	29,261	38,020
Derivative financial instruments	8,510	6,321
Prepayments	3,050	3,589
Current tax receivable	377	705
Cash and cash equivalents	8,197	3,562
	66,384	78,916
Assets classified as held for sale	–	1,286
	66,384	80,202
Total assets	228,238	236,076
Current liabilities
Trade and other payables	33,644	43,152
Derivative financial instruments	8,977	6,405
Accruals	6,743	6,640
Finance debt	15,740	15,394
Current tax payable	3,144	3,282
Provisions	1,545	2,195
	69,793	77,068
Liabilities directly associated with the assets	–	163
classified as held for sale
	69,793	77,231
Non - current liabilities
Other payables	3,080	1,251
Derivative financial instruments	6,271	5,002
Accruals	784	959
Finance debt	17,464	15,651
Deferred tax liabilities	16,758	19,215
Provisions	12,108	12,900
Defined benefit pension plan and other
post-retirement benefit plan deficits	10,431	9,215
	66,896	64,193
Total liabilities	136,689	141,424
Net assets	91,549	94,652
Equity
BP shareholders’ equity	90,743	93,690
Minority interest	806	962
	91,549	94,652

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Group statement of recognized income and expense

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2007	2008	2008		2008	2007
$ million				$ million
304	(3,125)	(2,830)	Currency translation differences	(4,922)	1,887
			Exchange gain on translation of foreign
			operations transferred to gain on sale of
–	–	–	businesses and fixed assets	–	(147)
			Actuarial gain (loss) relating to pensions
1,717	–	(8,430)	and other post-retirement benefits	(8,430)	1,717
			Available-for-sale
225	(703)	(422)	investments marked to market	(994)	200
			Available-for-sale investments – recycled
–	(15)	546	to the income statement	526	(91)
(25)	(594)	(702)	Cash flow hedges marked to market	(1,173)	155
			Cash flow hedges – recycled to the
12	16	30	income statement	45	(74)
			Cash flow hedges – recycled
(31)	(20)	23	to the balance sheet	(38)	(40)
(181)	203	2,564	Taxation	2,756	(63)
			Net income (expense) recognized
2,021	(4,238)	(9,221)	directly in equity	(12,230)	3,544
4,504	8,186	(3,202)	Profit (loss) for the period	21,666	21,169
			Total recognized income and expense
6,525	3,948	(12,423)	for the period	9,436	24,713
			Attributable to:
6,448	3,825	(12,501)	BP shareholders	9,002	24,365
77	123	78	Minority interest	434	348
6,525	3,948	(12,423)		9,436	24,713

Movement in shareholders’ equity

	BP
	shareholders’	Minority	Total
	equity	interest	equity
$ million
At 31 December 2007	93,690	962	94,652

Currency translation differences (net of tax)	(4,747)	(75)	(4,822)
Available-for-sale investments (net of tax)	(418)	–	(418)
Cash flow hedges (net of tax)	(972)	–	(972)
Tax on share-based payments	(190)	–	(190)
Actuarial gain (loss) on pension and other
post-retirement benefit plans (net of tax)	(5,828)	–	(5,828)
Profit for the period	21,157	509	21,666
Total recognized income
and expense for the period	9,002	434	9,436

Dividends	(10,342)	(425)	(10,767)
Repurchase of ordinary share capital	(2,414)	–	(2,414)
Share-based payments	807	–	807
Minority interest buyout	–	(165)	(165)

At 31 December 2008	90,743	806	91,549

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Group cash flow statement

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2007	2008	2008		2008	2007
$ million				$ million
			Operating activities
7,065	12,287	(3,914)	Profit (loss) before taxation	34,283	31,611
			Adjustments to reconcile profit before tax
			to net cash provided by operating activities
86	98	59	Exploration expenditure written off	385	347
3,020	2,653	2,700	Depreciation, depletion and amortization	10,985	10,579
			Impairment and (gain) loss on sale of
602	(139)	1,460	businesses and fixed assets	380	(808)
			Earnings from jointly controlled entities
(1,149)	(1,327)	709	and associates	(3,821)	(3,832)
			Dividends received from jointly controlled
371	759	1,070	entities and associates	3,728	2,473
(5,706)	533	3,535	Working capital and other movements	(7,845)	(15,661)
4,289	14,864	5,619	Net cash provided by operating activities	38,095	24,709
			Investing activities
(5,515)	(7,748)	(5,762)	Capital expenditure	(22,658)	(17,830)
–	–	(186)	Acquisitions, net of cash acquired	(395)	(1,225)
(285)	(194)	(202)	Investment in jointly controlled entities	(1,009)	(428)
(41)	(14)	(60)	Investment in associates	(81)	(187)
392	365	218	Proceeds from disposal of fixed assets	918	1,749
			Proceeds from disposal of businesses,
5	–	11	net of cash disposed	11	2,518
69	150	163	Proceeds from loan repayments	647	192
–	(200)	–	Other	(200)	374
(5,375)	(7,641)	(5,818)	Net cash used in investing activities	(22,767)	(14,837)
			Financing activities
(1,352)	(814)	64	Net issue (repurchase) of shares	(2,567)	(7,113)
5,131	397	4,732	Proceeds from long-term financing	7,961	8,109
(1,596)	(65)	(1,565)	Repayments of long-term financing	(3,821)	(3,192)
2,125	(1,380)	1,973	Net increase (decrease) in short-term debt	(1,315)	1,494
(2,056)	(2,624)	(2,619)	Dividends paid - BP shareholders	(10,342)	(8,106)
(68)	(110)	(193)	- Minority interest	(425)	(227)
			Net cash (used in) provided by financing
2,184	(4,596)	2,392	activities	(10,509)	(9,035)
			Currency translation differences relating to
54	(78)	(138)	cash and cash equivalents	(184)	135
			Increase (decrease) in cash and cash
1,152	2,549	2,055	equivalents	4,635	972
			Cash and cash equivalents at
2,410	3,593	6,142	beginning of period	3,562	2,590
3,562	6,142	8,197	Cash and cash equivalents at end of period	8,197	3,562

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Group cash flow statement

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2007	2008	2008		2008	2007
$ million				$ million
			Working capital and other movements
(147)	(96)	(96)	Interest receivable	(407)	(489)
160	89	87	Interest received	385	500
408	391	369	Finance costs	1,547	1,393
(395)	(206)	(323)	Interest paid	(1,291)	(1,363)
			Net finance income relating to pensions and
(166)	(153)	(118)	other post-retirement benefits	(591)	(652)
109	128	93	Share-based payments	459	420
			Net operating charge for pensions and other
			post-retirement benefits, less contributions
(225)	(14)	(322)	and benefit payments for unfunded plans	(173)	(404)
(40)	92	(185)	Net charge for provisions, less payments	(298)	(92)
(5,121)	6,096	10,085	(Increase) decrease in inventories	9,010	(7,255)
			(Increase) decrease in other current and
1,736	22,470	8,439	non-current assets	2,439	5,210
			Increase (decrease) in other current and
676	(23,736)	(11,579)	non-current liabilities	(6,101)	(3,857)
(2,701)	(4,528)	(2,915)	Income taxes paid	(12,824)	(9,072)
(5,706)	533	3,535		(7,845)	(15,661)

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Capital expenditure and acquisitions

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2007	2008	2008		2008	2007
$ million				$ million
			By business

			Exploration and Production
303	323	243	UK	1,047	1,002
145	173	206	Rest of Europe	712	464
1,311	5,252	2,091	US (a)	10,359	5,096
2,391	1,682	2,306	Rest of World(b)	10,109	7,645
4,150	7,430	4,846		22,227	14,207
			Refining and Marketing
151	77	124	UK	331	438
683	323	514	Rest of Europe(c)	1,432	2,538
757	564	774	US (b)	4,297	1,872
294	152	194	Rest of World	574	647
1,885	1,116	1,606		6,634	5,495
			Other businesses and corporate
119	55	59	UK	230	232
20	8	10	Rest of Europe	43	38
324	228	432	US	1,390	519
115	21	42	Rest of World	176	150
578	312	543		1,839	939
6,613	8,858	6,995		30,700	20,641
			By geographical area
573	455	426	UK	1,608	1,672
848	504	730	Rest of Europe	2,187	3,040
2,392	6,044	3,297	US	16,046	7,487
2,800	1,855	2,542	Rest of World	10,859	8,442
6,613	8,858	6,995		30,700	20,641
			Included above:
–	–	226	Acquisitions and asset exchanges(b)(c)	2,514	1,447

Capital expenditure, excluding acquisitions and asset exchanges and excluding the accounting for our transactions with Husky (see page 24) and Chesapeake (see note (a) below), was $6,757 million for the quarter and $21,697 million for the year.

(a)

The third quarter of 2008 included capital expenditure of $3,652 million in Exploration and Production relating to the purchase of all of Chesapeake Energy Corporation’s interest in the Arkoma Basin Woodford Shale assets and the purchase of a 25% interest in Chesapeake’s Fayetteville Shale assets. The fourth quarter of 2008 included a further $15 million reflecting closing adjustments relating to these transactions.

(b)

Full year 2008 included capital expenditure of $2,822 million in Exploration and Production and an asset exchange of $1,909 million in Refining and Marketing relating to the formation of an integrated North American oil sands business with Husky Energy Inc. For further information see Note 3.

(c)	Full year 2007 included $1,132 million for the acquisition of Chevron’s Netherlands manufacturing company.

Exchange rates

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2007	2008	2008		2008	2007

2.05	1.89	1.57	US dollar/sterling average rate for the period	1.84	2.00
1.99	1.81	1.44	US dollar/sterling period-end rate	1.44	1.99
1.45	1.50	1.31	US dollar/euro average rate for the period	1.46	1.37
1.47	1.44	1.41	US dollar/euro period-end rate	1.41	1.47

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Analysis of profit (loss) before interest and tax

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2007	2008	2008		2008	2007
$ million				$ million
			By business

			Exploration and Production
725	2,488	2,692	UK	5,979	3,585
266	424	180	Rest of Europe	1,230	1,403
2,277	3,677	1,253	US	11,659	7,995
4,682	5,956	372	Rest of World	19,047	14,746
7,950	12,545	4,497		37,915	27,729

			Refining and Marketing
165	30	(56)	UK	167	1,058
786	172	(2,357)	Rest of Europe	481	2,919
(1,215)	(1,343)	(4,893)	US	(3,391)	583
331	318	(758)	Rest of World	859	1,516
67	(823)	(8,064)		(1,884)	6,076

			Other businesses and corporate
(87)	385	(483)	UK	(336)	(30)
4	(78)	(41)	Rest of Europe	(148)	(104)
(351)	(307)	(326)	US	(937)	(983)
(9)	(35)	121	Rest of World	163	(116)
(443)	(35)	(729)		(1,258)	(1,233)
7,574	11,687	(4,296)		34,773	32,572
(267)	838	633	Consolidation adjustment	466	(220)
7,307	12,525	(3,663)		35,239	32,352
			By geographical area
804	2,904	2,151	UK	5,808	4,613
988	807	(1,740)	Rest of Europe	1,541	4,164
521	2,657	(3,882)	US	7,831	7,439
4,994	6,157	(192)	Rest of World	20,059	16,136
7,307	12,525	(3,663)		35,239	32,352

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Analysis of replacement cost profit before interest and tax

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2007	2008	2008		2008	2007
$ million				$ million
			By business

			Exploration and Production
725	2,488	2,692	UK	5,979	3,585
266	424	180	Rest of Europe	1,230	1,402
2,240	3,739	1,299	US	11,724	7,929
4,639	6,058	585	Rest of World	19,375	14,686
7,870	12,709	4,756		38,308	27,602
			Refining and Marketing
134	188	335	UK	748	1,048
278	1,045	613	Rest of Europe	2,716	1,652
(1,805)	338	(735)	US	(644)	(1,232)
97	401	203	Rest of World	1,356	1,153
(1,296)	1,972	416		4,176	2,621
			Other businesses and corporate
(87)	385	(483)	UK	(336)	(30)
5	(78)	(41)	Rest of Europe	(148)	(103)
(336)	(288)	(277)	US	(902)	(960)
(9)	(35)	121	Rest of World	163	(116)
(427)	(16)	(680)		(1,223)	(1,209)
6,147	14,665	4,492		41,261	29,014
(267)	838	633	Consolidation adjustment	466	(220)
5,880	15,503	5,125		41,727	28,794
			By geographical area
773	3,062	2,542	UK	6,389	4,603
480	1,680	1,230	Rest of Europe	3,776	2,897
(91)	4,419	371	US	10,678	5,581
4,718	6,342	982	Rest of World	20,884	15,713
5,880	15,503	5,125		41,727	28,794

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Analysis of non–operating items

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2007	2008	2008		2008	2007
$ million				$ million
			By business

			Exploration and Production
			Impairment and gain (loss) on sale of
149	33	(1,180)	businesses and fixed assets	(1,015)	857
–	(7)	–	Environmental and other provisions	(12)	(12)
			Restructuring, integration
(186)	(6)	(7)	and rationalization costs	(57)	(186)
			Fair value gain (loss) on
(449)	1,098	1,505	embedded derivatives	(163)	–
(168)	–	(74)	Other	257	(168)
(654)	1,118	244		(990)	491
			Refining and Marketing
			Impairment and gain (loss) on sale of
(728)	114	(114)	businesses and fixed assets	801	(35)
–	(62)	(2)	Environmental and other provisions	(64)	(138)
			Restructuring, integration
(118)	(52)	(104)	and rationalization costs	(447)	(118)
			Fair value gain (loss) on
–	–	57	embedded derivatives	57	–
(300)	–	–	Other	–	(661)
(1,146)	–	(163)		347	(952)
			Other businesses and corporate
			Impairment and gain (loss) on sale of
(23)	(8)	(166)	businesses and fixed assets	(166)	(14)
–	(76)	(41)	Environmental and other provisions	(117)	(35)
			Restructuring, integration
(34)	(30)	(91)	and rationalization costs	(254)	(34)
			Fair value gain (loss) on
(10)	–	–	embedded derivatives	(5)	(7)
(20)	(14)	(3)	Other	(91)	(172)
(87)	(128)	(301)		(633)	(262)

(1,887)	990	(220)	Total before taxation	(1,276)	(723)
715	(331)	97	Taxation credit (charge) (a)	480	350
(1,172)	659	(123)	Total after taxation for period	(796)	(373)

(a)

Tax on non-operating items is calculated using the quarter’s effective tax rate on replacement cost profit. Amounts for 2007 comparative periods have been amended to reflect a redefinition of the effective tax rate on replacement cost profit arising as a result of the exclusion of tax effects on inventory holding gains and losses as described on page 2.

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Realizations and marker prices

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2007	2008	2008		2008	2007

			Average realizations (a)
			Liquids ($/bbl) (b)
88.05	99.80	34.21	UK	89.82	69.17
78.28	112.03	59.95	US	89.22	64.18
84.51	114.59	49.70	Rest of World	91.05	69.56
82.72	111.47	52.09	BP Average	90.20	67.45
			Natural gas ($/mcf)
7.83	8.28	8.88	UK	8.41	6.40
5.41	7.88	3.89	US	6.77	5.43
3.94	5.61	4.94	Rest of World	5.19	3.71
4.83	6.49	5.08	BP Average	6.00	4.53

			Average oil marker prices ($/bbl)
88.45	115.09	55.48	Brent	97.26	72.39
90.47	118.07	59.13	West Texas Intermediate	100.06	72.20
88.65	117.16	56.70	Alaska North Slope US West Coast	98.86	71.68
81.38	112.85	53.84	Mars	93.95	66.58
85.41	113.32	54.58	Urals (NWE - cif)	94.83	69.16
48.98	52.94	20.01	Russian domestic oil	45.59	39.81
			Average natural gas marker prices
6.97	10.25	6.95	Henry Hub gas price ($/mmbtu) (c)	9.04	6.86
			UK Gas
46.70	61.48	57.16	- National Balancing Point (p/therm)	58.12	29.95

(a)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
(b)	Crude oil and natural gas liquids.
(c)	Henry Hub First of Month Index.

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Notes

        1. Basis of preparation

The results for the interim periods and for the year ended 31 December 2008 are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. All such adjustments are of a normal recurring nature. The financial statements and notes included in this report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2007 included in BP Annual Report and Accounts 2007.

BP prepares its consolidated financial statements included within its Annual Report and Accounts in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the Companies Act 1985. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the group’s consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies that will be used in preparing BP Annual Report and Accounts 2008, which do not differ significantly from those used in BP Annual Report and Accounts 2007.

As a consequence of the change described in Note 9, our investment in TNK-BP will be reclassified from a jointly controlled entity to an associate with effect from 9 January 2009. This reflects the ability of the independent directors to decide on certain matters in the event of disagreement between the shareholder representatives on the board. Our investment will continue to be accounted for using the equity method.

        2. Resegmentation and other changes to comparatives

           (a) Resegmentation

On 11 October 2007, we announced our intention to simplify the organizational structure of BP. From 1 January 2008, there are only two business segments – Exploration and Production and Refining and Marketing. A separate business, Alternative Energy, handles BP’s low-carbon businesses and future growth options outside oil and gas. This includes solar, wind, gas-fired power, hydrogen, biofuels and coal conversion.

As a result, and with effect from 1 January 2008:

•	The Gas, Power and Renewables segment ceased to report separately.

•

The natural gas liquids (NGLs), liquefied natural gas and gas and power marketing and trading businesses were transferred from the Gas, Power and Renewables segment to the Exploration and Production segment.

•	The Alternative Energy business was transferred from the Gas, Power and Renewables segment to Other businesses and corporate.

•	The Emerging Consumers Marketing Unit was transferred from Refining and Marketing to Alternative Energy.

•	The Biofuels business was transferred from Refining and Marketing to Alternative Energy.

•	The Shipping business was transferred from Refining and Marketing to Other businesses and corporate.

As a result of the transfers identified above, Other businesses and corporate has been redefined. It now consists of the Alternative Energy business, Shipping, the group’s aluminium asset, Treasury (which includes interest income on the group’s cash and cash equivalents) and corporate activities worldwide.

Financial information for 2003 to 2007 has been restated to reflect the resegmentation and is available in BP Financial and Operating Information 2003-2007 and to download from www.bp.com/investors . Quarterly data is provided for 2004-2007 and annual data for 2003.

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Notes

        2. Resegmentation and other changes to comparatives (continued)

	Resegmented		As reported
		Fourth		Fourth
	Year	quarter	Year	quarter
	2007	2007	2007	2007
$ million
Total revenues
Exploration and Production	37,293	10,709	19,138	5,696
Refining and Marketing	248,983	69,732	249,514	69,861
Gas, Power and Renewables	–	–	19,289	5,379
Other businesses and corporate	2,675	781	1,010	286
Total third party revenues	288,951	81,222	288,951	81,222

Profit before interest and tax
Exploration and Production	27,729	7,950	26,938	7,643
Refining and Marketing	6,076	67	6,072	26
Gas, Power and Renewables	–	–	674	304
Other businesses and corporate	(1,233)	(443)	(1,128)	(389)
	32,572	7,574	32,556	7,584
Consolidation adjustment	(220)	(267)	(204)	(277)
Profit before interest and tax	32,352	7,307	32,352	7,307

           (b) Revised income statement presentation

We have implemented a minor change in the presentation of the group income statement whereby the unwinding of the discount on provisions and on other payables is now included within finance costs. Previously, this was included within other finance income or expense. This line item has now been renamed net finance income or expense relating to pensions and other post-retirement benefits. This change does not affect profit before interest and taxation, profit before taxation or profit for the period. The financial information for comparative periods shows the revised presentation, as set out below.

		Fourth
	Year	quarter
	2007	2007
As reported
$ million
Profit before interest and taxation	32,352	7,307
Finance costs	(1,110)	(333)
Other finance income	369	91
Profit before taxation	31,611	7,065

As amended
$ million
Profit before interest and taxation	32,352	7,307
Finance costs	(1,393)	(408)
Net finance income relating to
pensions and other post-retirement benefits	652	166
Profit before taxation	31,611	7,065

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Notes

        2. Resegmentation and other changes to comparatives (continued)

          (c)Revised definition of net debt

          Net debt has been redefined to include the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’. Amounts for comparative periods are presented on a consistent basis.

Year
2007
As reported
$ million
Net debt	27,483
Equity	94,652

Ratio of net debt to net debt plus equity	23%

As amended
$ million
Net debt	26,817
Equity	94,652
Ratio of net debt to net debt plus equity	22%

        3. Significant transaction in the year

In December 2007, BP signed a memorandum of understanding with Husky Energy Inc. to form an integrated North American oil sands business. The transaction was completed on 31 March 2008, with BP contributing its Toledo refinery to a US jointly controlled entity to which Husky contributed $250 million cash and a payable of $2,588 million. In Canada, Husky contributed its Sunrise field to a second jointly controlled entity, with BP contributing $250 million in cash and a payable of $2,264 million. The Toledo refinery assets and associated liabilities were classified as a disposal group held for sale at 31 December 2007.

These amounts reflect the initial recording of the transaction at 31 March 2008 and subsequent closing adjustments.

Both jointly controlled entities are owned 50:50 by BP and Husky and are accounted for using the equity method.

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Notes

        3. Significant transaction in the year (continued)

$ million
Income statement
Gains on sale of businesses and fixed assets	803
Profit before taxation	803
Taxation	344
Profit for the period	459

Balance sheet
Non-current assets – investments in jointly controlled entities	4,731
Current liabilities – trade and other payables	266
Non-current liabilities
Other payables	1,998
Deferred tax liabilities	652
2,650
Total liabilities	2,916
Net assets	1,815

Cash flow statement
Investment in jointly controlled entities	(250)

Capital expenditure and acquisitions
Exploration and Production	2,822
Refining and Marketing	1,909
4,731
Including acquisitions and asset exchanges:	1,909

During the year, equity-accounted earnings from these jointly controlled entities amounted to a loss of $70 million.

BP purchased refined products from the Toledo jointly controlled entity during the year amounting to $3,440 million. In addition, BP purchased crude oil from third parties which it sold to the Toledo jointly controlled entity under an agency agreement. The fees earned by BP for this service, and the total amounts receivable and payable at 31 December 2008 under these arrangements, were not significant. BP will also purchase refinery feedstocks from the Sunrise jointly controlled entity once production commences, which is expected in 2013.

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Notes

        4. Total revenues

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2007	2008	2008		2008	2007
$ million				$ million
			By business
21,258	24,694	14,849	Exploration and Production	89,902	69,376
70,030	92,458	52,931	Refining and Marketing	320,458	250,897
1,102	1,494	1,099	Other businesses and corporate	5,040	3,972
92,390	118,646	68,879		415,400	324,245

			Less: sales between businesses
10,549	13,043	7,184	Exploration and Production	45,931	32,083
298	403	286	Refining and Marketing	1,918	1,914
321	564	471	Other businesses and corporate	1,851	1,297
11,168	14,010	7,941		49,700	35,294

			Third party revenues
10,709	11,651	7,665	Exploration and Production	43,971	37,293
69,732	92,055	52,645	Refining and Marketing	318,540	248,983
781	930	628	Other businesses and corporate	3,189	2,675
81,222	104,636	60,938	Total third party revenues	365,700	288,951

			By geographical area
33,075	40,830	24,255	UK	150,184	110,023
22,938	27,230	14,910	Rest of Europe	93,603	78,499
28,800	37,714	21,719	US	130,321	105,406
22,292	31,889	17,929	Rest of World	109,938	78,406
107,105	137,663	78,813		484,046	372,334
25,883	33,027	17,875	Less: sales between areas	118,346	83,383
81,222	104,636	60,938		365,700	288,951

        5. Production and similar taxes

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2007	2008	2008		2008	2007
$ million				$ million
164	57	88	UK	370	197
1,354	1,829	644	Overseas	6,156	3,816
1,518	1,886	732		6,526	4,013

        6. Finance costs

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2007	2008	2008		2008	2007
$ million				$ million
393	314	307	Interest payable	1,319	1,433
(60)	(31)	(42)	Capitalized	(162)	(323)
75	75	69	Unwinding of discount on provisions	287	283
			Unwinding of discount on other
–	33	35	payables	103	–
408	391	369		1,547	1,393

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Notes

        7. Net finance income relating to pensions and other post-retirement benefits

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2007	2008	2008		2008	2007
$ million				$ million
			Interest on pension and other post-
564	594	513	retirement benefit plan liabilities	2,331	2,203
			Expected return on pension and other
(730)	(747)	(631)	post-retirement benefit plan assets	(2,922)	(2,855)
(166)	(153)	(118)		(591)	(652)

        8. Analysis of changes in net debt

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2007	2008	2008		2008	2007
$ million				$ million
			Opening balance
25,245	30,189	28,300	Finance debt	31,045	24,010
2,410	3,593	6,142	Less: Cash and cash equivalents	3,562	2,590
			Less: FV asset (liability) of hedges
640	900	149	related to finance debt	666	298
22,195	25,696	22,009	Opening net debt	26,817	21,122

			Closing balance
31,045	28,300	33,204	Finance debt	33,204	31,045
3,562	6,142	8,197	Less: Cash and cash equivalents	8,197	3,562
			Less: FV asset (liability) of hedges
666	149	(34)	related to finance debt	(34)	666
26,817	22,009	25,041	Closing net debt	25,041	26,817
(4,622)	3,687	(3,032)	Decrease (increase) in net debt	1,776	(5,695)

			Movement in cash and cash
			Equivalents (excluding
1,098	2,627	2,193	exchange adjustments)	4,819	837
			Net cash outflow (inflow) from
(5,660)	1,048	(5,140)	financing (excluding share capital)	(2,825)	(6,411)
(89)	(8)	(7)	Other movements	(136)	(134)
			Movement in net debt before
(4,651)	3,667	(2,954)	exchange effects	1,858	(5,708)
29	20	(78)	Exchange adjustments	(82)	13
(4,622)	3,687	(3,032)	Decrease (increase) in net debt	1,776	(5,695)

In the first quarter of 2008, net debt was redefined - for further information see Note 2. Amounts for comparative periods are presented on a consistent basis.

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Notes

        9. TNK-BP operational and financial information

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2007	2008	2008		2008	2007

			Production (Net of royalties)
			(BP share)
829	833	827	Crude oil (mb/d)	826	832
437	579	621	Natural gas (mmcf/d)	565	451
904	932	934	Total hydrocarbons (mboe/d)(a)	923	910

$ million				$ million

			Income statement (BP share)
1,278	1,345	(992)	Profit before interest and tax	3,588	3,743
(71)	(71)	(72)	Finance costs	(275)	(264)
(413)	(369)	342	Taxation	(882)	(993)
(42)	(56)	40	Minority interest	(169)	(215)
752	849	(682)	Net income	2,262	2,271
			Cash flow
–	300	640	Dividends received	2,140	1,300

Balance sheet	31 December	31 December
	2008	2007
	$ million
Investments in jointly controlled entities	8,939	8,817

(a)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

The TNK-BP loss in the fourth quarter reflected the impact of the calculation lag on Russian export duties in the falling price environment and several asset impairments.

On 4 September 2008, BP announced that it had signed a memorandum of understanding with Alfa Access-Renova (AAR), setting out the parties’ agreement in principle, subject to execution of definitive agreements, to a number of matters, including new commercial principles relating to the governance of TNK-BP. On 9 January 2009, BP announced that a revised shareholder agreement with AAR had been finalised.

The revised shareholder agreement includes governance adjustments such as replacing the evenly-balanced main board structure with four representatives each from BP and AAR plus three independent directors agreed by both sides. Unanimous board support is required for certain matters including substantial acquisitions, divestments and contracts, and projects outside the business plan, together with approval of key changes to the TNK-BP group’s financial framework and of related party transactions. A number of other matters will be decided by approval of a majority of the board, so that the independent directors will have the ability to decide in the event of disagreement between the shareholder representatives on the board. BP will continue to nominate the chief executive, subject to main board approval, and AAR will continue to appoint the chairman.

The TNK-BP shareholders have appointed three independent directors to the restructured main board: the former chancellor of the Federal Republic of Germany, Gerhard Schroeder; James Leng, chairman designate of Rio Tinto; and Alexander Shokhin, president of the Russian Union of Industrialists and Entrepreneurs.

The shareholders have also resolved, or have agreed a process for resolving, all outstanding claims between them, including those relating to Russian back taxes. The suit filed in Russia by a minority shareholder in TNK-BP Holding, alleging that an agreement for BP specialists to provide services to the TNK-BP group is invalid and demanding repayment of sums paid to BP for such services, has been withdrawn.

The parties have reiterated their agreement to a potential future sale of up to 20 per cent of a subsidiary of TNK-BP through an initial public offering (IPO) at an appropriate future point, subject to certain conditions and the consent of the Russian authorities.

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Notes

        10. Inventory valuation

Due to falling oil prices, at 31 December 2008 a provision of $1,412 million was held to write inventories down to their net realizable value. The increase in the amount of the provision during the fourth quarter was $168 million and for the year was $1,295 million. This affects profit for the period only; replacement cost profit is unaffected.

        11. First quarter 2009 results

BP’s first quarter results will be announced on 28 April 2009.

        12. Statutory accounts

The financial information shown in this publication, which was approved by the Board of Directors on 2 February 2009, is unaudited and does not constitute statutory financial statements. Audited financial information for 2008 will be published in BP Annual Report and Accounts 2008 on 4 March 2009 and delivered to the Registrar of Companies in due course. BP Annual Report and Accounts 2007 has been filed with the Registrar of Companies; the report of the auditors on those accounts was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.

Contacts

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      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 February, 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary